

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2018

Mathias Hermansson
Chief Financial Officer
Veoneer, Inc.
Klarabergsviadukten 70, Section B7, SE-111 64
Box 70381, SE-107 24
Stockholm, Sweden

   Re: Veoneer, Inc.
     Amendment No. 1 to Registration Statement on Form 10-12B
     Filed May 21, 2018
     File No. 001-38471

Dear Mr. Hermansson:

  We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2018 letter.

Exhibit 99.1

Summary Historical and Unaudited Pro Forma Combined Financial Data, page 21

1. In the second paragraph, please also disclose that you are providing pro forma statement of operations data for the three months ended March 31, 2018 as shown in the table below. Please further expand the table to include the pro forma statement of operations data for the year ended December 31, 2017.

Risk Factors
Risks Related to the Company
We are uncertain whether we will be able to obtain the consent, page 32

2.   We note your response to our prior comment 2. To the extent practicable, please quantify the risk to Veoneer if you do not obtain Nissin Kogyo's consent, and the joint venture agreement is dissolved. Please also explain the effect of not obtaining Nissin Kogyo's consent on your Brake Systems segment.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 108

3.   Refer to your tabular disclosure of cash flows data for the years ended December 31, 2017, 2016 and 2015 shown on page 109. Please include a narrative discussion of your net cash provided by financing activities, as was previously included in your Form 10 filed on April 26, 2018.

    You may contact Beverly Singleton at 202-551-3328 or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.

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